UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

       Application for Deregistration of Certain Registered Investment Companies

I.  GENERAL IDENTIFYING INFORMATION

1. Reason Fund is applying to deregister (check only one; for descriptions, see Instruction 1 above)

    [X]  MERGER

    The sole series of the Fund has been reorganized into a series of another registered investment company (the "Acquiring Fund").

    [ ]  LIQUIDATION

    [ ]  ABANDONMENT OF REGISTRATION

    (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

    [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
    (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.  Name of Fund: PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME FUND, INC.

3.  Securities and Exchange Commission File No.: 811-05909

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

    [X]  Initial Application         [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    101 MUNSON STREET
    GREENFIELD, MA  01301

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    PAMELA S. SINOFSKY
    ASSISTANT VICE PRESIDENT
    PHOENIX INVESTMENT PARTNERS, LTD.
    56 PROSPECT STREET
    HARTFORD, CONNECTICUT 06115
    (860) 403-6785

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7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of Fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    Registrant:                                          c/o Phoenix Equity Planning Corporation
                                                         56 Prospect Street
                                                         P.O. Box 150480
                                                         Hartford, Connecticut  06115-0480

    Investment Adviser (the "Adviser"):                  Phoenix Investment Counsel, Inc.
                                                         56 Prospect Street
                                                         Hartford, Connecticut 06115-0480

    Principal Underwriters:                              Phoenix Equity Planning Corporation
                                                         56 Prospect Street
                                                         P.O. Box 150480
                                                         Hartford, Connecticut  06115-0480

    Shareholder records:                                 Phoenix Equity Planning Corporation
                                                         (transfer agent)
                                                         56 Prospect Street
                                                         P.O. Box 150480
                                                         Hartford, Connecticut  06115-0480

    Fund Accounting Records/Pricing, etc.:               Phoenix Equity Planning Corporation
                                                         56 Prospect Street
                                                         P.O. Box 150480
                                                         Hartford, Connecticut  06115-0480


NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.  Classification of Fund (check only one):

    [X]  Management company;

    [ ]  Unit investment trust; or

    [ ]  Face-amount certificate company.

9.  Subclassification if the Fund is a management company (check only one):

    [X]  Open-end       [ ]  Closed-end

10. State law under which the Fund was organized or formed (e.g., Delaware, Massachusetts):

    MARYLAND

11. Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund's contracts with those advisers have been terminated:

    Investment Advisers:              Phoenix Investment Counsel, Inc.
                                      56 Prospect Street
                                      Hartford, Connecticut 06115-0480

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

                                      National Securities & Research Corporation
                                      56 Prospect Street
                                      Hartford, Connecticut 06115-0480



12. Provide the name and address of each principal underwriter of the Fund during the last five years, even if the Fund's contracts with those underwriters have been terminated:

    Underwriters:                     Phoenix Equity Planning Corporation
                                      56 Prospect Street
                                      P.O. Box 150480
                                      Hartford, Connecticut  06115-0480


13. If the Fund is a unit investment trust ("UIT") provide:

    (a)   Depositor's name(s) and address(es):

    (b)   Trustee's name(s) and address(es):

    Not Applicable (the Fund is not a unit investment trust).

14. Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

    [ ]  Yes          [X]  No

    If Yes, for each UIT state:
             Name(s):

             File No.:   811-
                             ----------

                         Business Address:

15. (a) Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

    [X]  Yes          [ ]  No

    If yes, state the date on which the board vote took place:

    The Board of Directors of the Fund, at a meeting held on May 30, 2000 and filed with the minutes of proceedings of the Board, adopted a resolution declaring that the terms and conditions of the reorganization were advisable and directing that the proposed transaction be submitted for consideration by the stockholders of the Fund.

    If No, explain:

    (b) Did the Fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

    [X]  Yes          [ ]  No

    If Yes, state the date on which the shareholder vote took place:


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

    At a meeting duly called and held on October 12, 2000, the stockholders of the Fund approved the terms and conditions of the transaction as so proposed by the Board of Directors.

    If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the Fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X]  Yes          [ ]  No

    Distributions of the shares of the Acquiring Fund were made to the shareholders of the Fund.

    (a)  If Yes, list the date(s) on which the Fund made those distributions:

         Distributions of the shares of the Acquiring Fund were made to shareholders of the Fund on October 30, 2000.

    (b)  Were the distributions made on the basis of net assets?

         [X]    Yes        [ ]  No

    (c)  Were the distributions made pro rata based on share ownership?

         [X]    Yes        [ ]  No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e)  Liquidations only:
         Were any distributions to shareholder made in kind?

         [ ]  Yes          [ ]  No

         If Yes, indicate the percentage of Fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
    Has the Fund issued senior securities?

    [ ]  Yes          [ ]  No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the Fund distributed ALL of its assets to the Fund's shareholders?

    [X]  Yes          [ ]  No

    If No,
    (a) How many shareholders does the Fund have as of the date this form is filed?

    (b)  Describe the relationship of each remaining shareholder to the Fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their


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

      interests?

      [ ]  Yes          [X]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the Fund have any assets as of the date this form is filed? (See question 18 above)

      [ ]  Yes          [X]  No

      If Yes,
      (a) Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

      (b)  Why has the Fund retained the remaining assets?

      (c)  Will the remaining assets be invested in securities?

           [ ]  Yes          [ ]  No

21. Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

      [ ]  Yes          [X]  No

      If Yes,
      (a)  Describe the type and amount of each debt or other liability:

      (b) How does the Fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a) List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:           $ 8,561

          (ii)  Accounting expenses:      $ 2,000

          (iii) Other expenses (list and identify separately):

                Proxy Mailing:            $14,624
                Proxy Solicitation:       $34,927
                Printing:                 $10,270

          (iv)  Total expenses (sum of lines (i)-(iii) above):    $70,382

      (b) How were those expenses allocated?


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

    All of the costs of solicitation of proxies, including the cost of the proxy solicitation firm, printing and mailing costs, were borne by the Acquiring Fund. All of the remaining expenses and costs of the Reorganization and the transactions contemplated thereby were borne by Phoenix Investment Partners, Ltd.

    (c)  Who paid those expenses?

    The Acquiring Fund and Phoenix Investment Partners, Ltd.

    (d)  How did the Fund pay for unamortized expenses (if any)?

    Not Applicable. (There were no unamortized expenses).

23. Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ]  Yes          [X]  No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  CONCLUSION OF FUND BUSINESS

24. Is the Fund a party to any litigation or administrative proceeding?

    [ ]  Yes          [X]  No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

25. Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ]  Yes          [X]  No

    If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a)  State the name of the Fund surviving the Merger:

    Phoenix-Goodwin Multi-Sector Fixed Income Fund, a newly organized series of Phoenix Multi-Series Trust, a Delaware business trust.

    (b)  State the Investment Company Act file number of the Fund surviving the
         Merger:

         811-06566

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         File Number:      811-05909
         Form Type:        DEFS14A
         Date Filed:       08/21/00


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    (d)  If the merger or reorganization agreement has NOT been filed with the
Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

    The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Phoenix-Goodwin Multi-Sector Fixed Income Fund, Inc. (ii) she is the Assistant Secretary of Phoenix-Goodwin Multi-Sector Fixed Income Fund, Inc., and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.



                                      /s/ Pamela S. Sinofsky
                                      -----------------------------------
                                      Name:    Pamela S. Sinofsky
                                      Title:   Assistant Secretary
                                      Date:    June 12, 2001

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